Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2020

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of March 31, 2020, and December 31, 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	March 31, 2020	December 31, 2019
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	72,991	48,900
Financial investments	4	759,944	574,804
Trade receivables	5	343,973	329,428
Inventories	6	41,120	40,106
Recoverable taxes		23,382	15,612
Financial instruments – call options on equity method investments	12	3,957	3,794
Related parties	7	1,311	1,298
Other assets		31,286	14,630
Total current assets		1,277,964	1,028,572
Non-current assets
Financial instruments – call options on equity method investments	12	27,893	32,152
Deferred income tax	21	182,327	156,748
Recoverable taxes		6,483	6,613
Financial investments	4	4,765	4,690
Related parties	7	14,980	14,813
Other assets		14,915	14,399
Investments and interests in other entities	8	60,543	48,574
Property and equipment	9	22,169	21,328
Right-of-use assets	10	20,471	21,631
Intangible assets	11	1,800,352	1,811,903
Total non-current assets		2,154,898	2,132,851
Total assets		3,432,862	3,161,423

Liabilities
Current liabilities
Trade payables		47,159	34,521
Labor and social obligations	14	66,716	68,511
Taxes and contributions payable		4,948	7,508
Income taxes payable		32,391	52,038
Advances from customers		75,106	25,626
Lease liabilities	10	6,774	6,845
Loans and financing	15	298,069	98,561
Accounts payable to selling shareholders	13	143,089	117,959
Other liabilities		567	607
Total current liabilities		674,819	412,176
Non-current liabilities
Labor and social obligations	14	4,942	2,801
Lease liabilities	10	17,714	19,012
Loans and financing	15	1,211	-
Financial instruments – put options on equity method investments	12	29,899	33,940
Provision for legal proceedings	25	284	251
Accounts payable to selling shareholders	13	1,096,313	1,098,273
Other liabilities		142	160
Total non-current liabilities		1,150,505	1,154,437
Total liabilities		1,825,324	1,566,613

Equity	16
Share capital		11	11
Capital reserve		1,607,622	1,607,622
Share-based compensation reserve		93,453	84,546
Accumulated losses		(93,548)	(97,369)
Total equity		1,607,538	1,594,810
Total liabilities and equity		3,432,862	3,161,423

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2020	March 31, 2019
		(unaudited)	(unaudited)
Net revenue	18	261,579	117,055
Cost of sales	19	(67,220)	(21,869)

Gross profit		194,359	95,186

Selling expenses	19	(87,900)	(36,135)
General and administrative expenses	19	(66,783)	(20,832)
Other income, net		412	3,359

Operating profit		40,088	41,578

Finance income	20	9,387	16,956
Finance costs	20	(38,339)	(16,481)
Finance result	20	(28,952)	475

Share of loss of equity-accounted investees	8	(706)	(492)

Profit before income taxes		10,430	41,561
Income taxes - income (expense)
Current		(32,188)	(18,252)
Deferred		25,579	7,532
	21	(6,609)	(10,720)

Net profit for the period		3,821	30,841

Other comprehensive income for the period		-	-
Total comprehensive income for the period		3,821	30,841

Basic earnings per share - in Brazilian reais	17
Class A		0.07	0.61
Class B		0.07	0.61
Diluted earnings per share - in Brazilian reais	17
Class A		0.07	0.59
Class B		0.07	0.59

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent

	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy – IFRS 16	-	-	-	(1,488)	(1,488)	-	(1,488)

Net profit for the period	-	-	-	30,841	30,841	-	30,841
Total comprehensive income	-	-	-	30,841	30,841	-	30,841
Shares issued – stock option plan	-	1,218	-	-	1,218	-	1,218
Corporate restructuring	-	(9,462)	-	-	(9,462)	-	(9,462)
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan - International School	-	-	137	-	137	-	137

Balances at March 31, 2019 (unaudited)	10	1,081,261	67,487	(57,334)	1,091,424	-	1,091,424

Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	-	1,594,810

Net profit for the period	-	-	-	3,821	3,821	-	3,821
Total comprehensive income	-	-	-	3,821	3,821	-	3,821
Share based compensation plan	-	-	8,907	-	8,907	-	8,907

Balances at March 31, 2020 (unaudited)	11	1,607,622	93,453	(93,548)	1,607,538	-	1,607,538

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2020 and 2019

(In thousands of Brazilian reais)

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	10,430	41,561
Adjustments to reconcile profit before income taxes
Depreciation and amortization	28,675	7,240
Inventory reserves	2,106	2,228
Allowance for doubtful accounts	6,168	1,653
Loss on sale/disposal of property and equipment and intangible assets disposed	672	102
Fair value change in financial instruments from acquisition interests	54	1,866
Changes in accounts payable to selling shareholders	6,600	-
Share of loss of equity-accounted investees	706	492
Share-based compensation plan	8,907	137
Accrued interest	1,242	-
Interest accretion on acquisition liability	20,266	5,942
Income from non-cash equivalents	(2,039)	-
Interest on lease liabilities	732	395
Provision for legal proceedings	33	79
Provision for payroll taxes (restricted stock units)	5,888	-
Foreign exchange income	(742)	(76)
Gain on sale of investment	-	(3,288)
Changes in assets and liabilities
Trade receivables	(20,712)	(16,201)
Inventories	(485)	36
Recoverable taxes	(1,694)	(4,972)
Other assets	(17,036)	1,952
Trade payables	12,638	686
Labor and social obligations	(5,542)	4,774
Taxes and contributions payable	(2,560)	(572)
Advances from customers	49,480	20,828
Other liabilities	(58)	(301)

Cash generated from operations	103,729	64,561

Income taxes paid	(57,543)	(18,035)
Interest paid on lease liabilities	(425)	-
Net cash flows from operating activities	45,761	46,526

Investing activities
Acquisition of property and equipment	(2,377)	(2,793)
Payment of investments and interests in other entities	(12,675)	-
Acquisition of intangible assets	(17,059)	(11,492)
Purchase of financial investments	(183,176)	(26,291)
Loans to related parties	-	(14,000)
Net cash flows used in investing activities	(215,287)	(54,576)
Financing activities
Capital increase	-	1,218
Share issuance costs	-	(673)
Payment of lease liabilities	(2,354)	(515)
Loans and financing	198,925	-
Dividends paid by subsidiaries	(3,696)	-
Net cash flows from financing activities	192,875	30

Foreign exchange effects on cash and cash equivalents	742	76

Increase (decrease) in cash and cash equivalents	24,091	(7,944)

Cash and cash equivalents at the beginning of the period	48,900	12,301
Cash and cash equivalents at the end of the period	72,991	4,357
Increase (decrease) in cash and cash equivalents	24,091	(7,944)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”).

Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

The address of the Company’s principal executive office is 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 22, 2020.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2019.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2	Significant events during the period

(a)	Changes in the corporate organization

During the three-month period ended March 31, 2020, the Company had the following changes in the corporate organization:

On January 1, 2020, the Company perfomed a corporate reorganization through the incorporation of companies Osterreich Investimentos – Participações Societárias S.A., Mendel Investimentos – Participações Societárias S.A., Torino Investimentos – Participações Societárias S.A., Remare Investimentos – Participações Societárias S.A., Fahe Investimentos – Participações Societárias S.A. by Positivo Soluções Didáticas Ltda.

On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of minority shareholders increasing its total interest to 48.04% as shown in Note 8.

(b)	Information related to Covid-19 pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic. While the spread started December 2019 in China and adversely impacted regional economies across the globe, first cases in Brazil were officially reported during the first quarter of 2020. Such events are causing the disruption of regional and global economic activity, with many countries imposing restrictions on industries, commerce and social contact. Likewise, given recent developments in Brazil, state and local authorities have ordered many companies to limit or suspend operations and encourage social distancing with the aim to reduce the speed at which COVID-19 is spreading.

The measures taken by Brazilian state and local authorities directly impacted the education industry, in particular by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the Company expects that it will resume normal operations once the isolation measures of state and local authorities are gradually relaxed. In Europe, in countries where the COVID-19 pandemic and, consequently, social isolation, started earlier, schools have been part of the first group of institutions to resume activities.

Notwithstanding the above, the Company did not suspend its activities and, in accordance with health and social distancing guidelines, its workforce continues to work remotely from home, for which additional investments in IT and network infrastructure were made. In order to safeguard the health and safety of its employees, customers and suppliers, the Company has taken several preventive measures. Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the planned schedule, enabling the Company to recognize the revenues on these products at the point in time that all risks and benefits were transferred to the clients. Travel restrictions are in place, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses.

As a result, as of March 31, 2020, except for the revision of the Company’s estimated credit losses from its trade receivables, there were no other material impacts on the Company’s financial performance or position, particularly in relation to the following events and transactions during the three-month period ended March 31, 2020:

•	Expected credit losses were revised considering estimated increases in financial defaults and in unemployment rates in Brazil for the next months, which resulted in an increase of R$3,115 in allowance for doubtful accounts as of March 31, 2020.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no provision for impairment of long-lived assets needed to be recorded in the interim financial statements.

•	Management reviewed and updated the fair value calculations of financial instruments and accounts payable to selling shareholders (Notes 12 and 13).

•	There was no relevant impact on revenue for the three-month period ended March 31, 2020, which was consistent with the expected revenue seasonality for the period. However, although 2020 collection sales are already guaranteed through contracts signed with clients, a portion of expected deliveries for April have been delayed as a result of suspended activities in schools across Brazil, but which are expected to be fulfilled during 2020 when classes are expected to resume.

•	The inventory reserves were increased to properly reflect the expected realization of inventories, which resulted in an incremental charge of R$287 in the unaudited interim consolidated statement of income for the three-month period ended March 31, 2020.

•	As of March 31, 2020, management opted to not benefit from the new tax and payroll relief measures announced by the Brazilian government, which remain available if necessary.

•	There were no changes to contractual obligations regarding leased buildings and equipment and there were no changes in the expected useful life and residual amount of properties and equipment.

•	No changes in the provision for contingencies against the Company were identified as a result of COVID-19.

•	The Company entered into an additional loan agreement of R$ 200,000, with no significant change in costs, and has no financial covenants on any of its existing loans and financing and has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments. See note 15 for further information.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in inventory obsolescence.

•	An increase in bad debt due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The Renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business and financial performance and position.

3	Cash and cash equivalents

	March 31, 2020	December 31, 2019
	(unaudited)
Cash and bank deposits	1,692	2,838
Bank deposits in foreign currency (a)	2,171	23,346
Cash equivalents (b)	69,128	22,716
	72,991	48,900

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of March 31, 2020, the average interest on these CDB are equivalent to 82.2% (December 31, 2019: 30.0%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	March 31, 2020	December 31, 2019
	(unaudited)
Financial investments (a)	762,041	577,398
Financial investments in foreign currency	2,162	1,629
Other	506	467
	764,709	579,494
Current	759,944	574,804
Non-current	4,765	4,690

(a)	Financial investments correspond to investments in funds managed by highly rated financial institutions. As of March 31, 2020, the average interest on these funds are equivalent to 75.8% (December 31, 2019: 99.9%) of the CDI. The increase in the balance is mainly due to loans acquired during the period, as described in note 15.

5	Trade receivables

	March 31, 2020	December 31, 2019
	(unaudited)
From sales of educational content	377,186	354,968
From related parties (Note 7)	2,095	4,511
	379,281	359,479
(-) Allowance for doubtful accounts	(35,308)	(30,051)
	343,973	329,428

As of March 31, 2020, and December 31, 2019, the aging of trade receivables was as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Neither past due nor impaired	326,728	299,159

Past due	52,553	60,320

1 to 60 days	19,274	18,931
61 to 90 days	4,576	6,865
91 to 120 days	2,209	6,414
121 to 180 days	3,801	9,904
More than 180 days	22,693	18,206
	379,281	359,479

The movement in the allowance for doubtful accounts for the three-month periods ended March 31, 2020 and 2019, was as follows:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(30,051)	(13,419)
Additions	(6,168)	(1,653)
Receivables written off during the period as uncollectible	911	330
Balance at end of period	(35,308)	(14,742)

6	Inventories

	March 31, 2020	December 31, 2019
	(unaudited)
Educational content	21,642	24,535
Educational content in progress (a)	17,127	12,837
Consumables and supplies	1,069	835
Inventories held by third parties	1,282	1,899
	41,120	40,106

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the three-month periods ended March 31, 2020 and 2019 was as follows:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(6,517)	(4,403)
Inventory reserve	(2,106)	(2,228)
Write-off of inventories against reserve	949	1,312
Balance at end of the period	(7,674)	(5,319)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2020	December 31, 2019
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	2,095	4,511
	2,095	4,511
Other assets
General Atlantic Arco (Bermuda), L.P. (b)	8,459	4,109
	8,459	4,109
Loans to related parties
WPensar S.A. (c)	1,311	1,298
Loans - Geekie (d)	4,279	4,231
Debentures – Geekie (d)	10,701	10,582
	16,291	16,111
Current	1,311	1,298
Non-current	14,980	14,813

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(1)	(1)
	(1)	(1)

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	624	1,253

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (e)	(1)	(2)

Finance income
WPensar S.A. (c)	13	-
Geekie (d)	167	-
	180	-

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Amounts receivable from GA shareholder that will be settled within the fiscal year.

(c)	The amounts receivable from WPensar S.A. are related to loan agreements and are indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have a due date in July 2020. During the three-month period ended March 31, 2020, the Company recognized R$ 13 of interest income.

(d)	On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During the three-month period ended March 31, 2020, the Company recognized R$ 119 of interest income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible in shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the three-month period ended March 31, 2020, the Company recognized R$ 48 of interest income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(e)	Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement was terminated in February 2020.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	12,443	3,112
Share-based compensation plan	15,958	-
	28,401	3,112

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

8	Investments and interests in other entities

(a)	Investments

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	March 31, 2020			March 31, 2019
	(unaudited)			(unaudited)
	WPensar	Geekie	Total	Total
At beginning of the period	3,049	45,525	48,574	11,862
Acquisition from a minority shareholder (Note 2.2)	-	12,675	12,675	-
Share of loss of equity-accounted investees	(51)	(655)	(706)	(492)
At end of the period	2,998	57,545	60,543	11,370

(ii)	Selected financial information for associates and joint ventures

	WPensar	Geekie
March 31, 2020 (unaudited)
Current assets	1,618	8,911
Non-current assets	1,742	19,279
Current liabilities	309	7,012
Non-current liabilities	1,253	11,153
Equity	1,798	10,025
Net revenue	1,155	6,554
Costs and expenses (*)	(1,125)	(7,314)
Profit (loss) for the period	30	(760)
March 31, 2019 (unaudited)
Net revenue	1,254	3,726
Costs and expenses (*)	(1,144)	(5,978)
Profit (loss) for the period	110	(2,253)
December 31, 2019
Current assets	1,619	8,444
Non-current assets	1,687	17,983
Current liabilities	268	5,042
Non-current liabilities	1,240	10,964
Equity	1,798	10,421
Net revenue	4,200	14,266
Costs and expenses (*)	(3,985)	(25,848)
Profit (loss) for the year	215	(11,582)

(*) Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

9	Property and equipment

Reconciliation of carrying amount:

								March 31, 2020	March 31, 2019
								(unaudited)	(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	1,257	121	2,353	7,272	80	10,034	7,234	28,351	19,625
Additions	20	-	168	949	22	909	309	2,377	2,793
Disposals	-	-	-	-	-	-	-	-	(1,083)
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	(1,012)
Write-offs	-	-	-	-	-	-	-	-	(792)
At the end of the period	1,277	121	2,521	8,221	102	10,943	7,543	30,728	19,531

Depreciation
At the beginning of the period	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)	(6,278)
Depreciation charge for the period	(105)	(7)	(23)	(439)	(1)	(392)	(569)	(1,536)	(707)
Depreciation of disposals	-	-	-	-	-	-	-	-	981
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	211
At the end of the period	(326)	(107)	(402)	(1,834)	(27)	(2,617)	(3,246)	(8,559)	(5,793)

Net book value
At the beginning of the period	1,036	21	1,974	5,877	54	7,809	4,557	21,328	13,347
At the end of the period	951	14	2,119	6,387	75	8,326	4,297	22,169	13,738

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-month periods ended March 31, 2020 and 2019.

10	Leases

The balance sheet shows the following amounts relating to leases:

	March 31, 2020	December 31, 2019
	(unaudited)
Right-of-use assets
Properties	20,358	21,518
Machinery and equipment	113	113
	20,471	21,631

	March 31, 2020	December 31, 2019
	(unaudited)
Lease liabilities *
Current	6,774	6,845
Non-current	17,714	19,012
	24,488	25,857

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	21,631	20,102
Additions	237	-
Lease modification	441	(559)
Depreciation expense	(1,838)	(1,140)
At the end of the period	20,471	18,403

Average annual depreciation rate	24.3%

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	25,857	22,321
Additions	237	-
Lease modification	441	(559)
Interest expense	732	395
Payments of lease liabilities	(2,354)	(515)
Interest paid	(425)	-
At the end of the period	24,488	21,642

The Company recognized rent expense from short-term leases and low-value assets of R$ 703 for the three-month period ended March 31, 2020 (March 31, 2019: R$ 578).

11	Intangible assets and goodwill

											March 31, 2020	March 31, 2019
											(unaudited)	(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899	224,496
Corporate restructuring	-	-	-	-	-	-	-	-	-	-	-	(14,597)
Acquisitions	-	-	-	-	1,220	3,703	-	9,694	-	2,442	17,059	11,492
Disposals	-	-	-	-	-	-	-	(956)	-	-	(956)	-
Transfer	-	-	-	-	-	-	-	1,849	-	(1,849)	-	-
At the end of the period	916,767	15,263	206,971	251,223	22,289	22,115	355,298	98,574	8,303	10,199	1,907,002	221,391

Amortization
At the beginning of the period	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)	(36,756)
Amortization	-	(381)	(5,646)	(6,532)	(1,433)	(1,372)	(4,625)	(7,498)	(451)	-	(27,938)	(6,296)
Amortization of disposals	-	-	-	-	-	-	-	284	-	-	284	-
At the end of the period	-	(5,672)	(19,656)	(28,766)	(13,115)	(4,327)	(12,866)	(20,987)	(1,261)	-	(106,650)	(43,052)

Net book value
At the beginning of the period	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903	187,740
At the end of the period	916,767	9,591	187,315	222,457	9,174	17,788	342,432	77,587	7,042	10,199	1,800,352	178,339

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	March 31, 2020	December 31, 2019
	(unaudited)
Core	755,539	755,539
Supplemental	161,228	161,228
	916,767	916,767

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment for the three-month periods ended March 31, 2020 and 2019.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the three-month periods ended March 31, 2020 and 2019 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

12	Financial instruments – call and put options on equity method investments

The breakdown of derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Derivative financial instruments (*)
Investment in Geekie	27,893	32,152
Investment in WPensar	3,957	3,794
	31,850	35,946
Current	3,957	3,794
Non-current	27,893	32,152

	March 31, 2020	December 31, 2019
	(unaudited)
Liabilities
Derivative financial instruments (*)
Investment in Geekie	(27,673)	(31,626)
Investment in WPensar	(2,226)	(2,314)
	(29,899)	(33,940)

(*)	Refer to Note 11 of the consolidated financial statements at December 31, 2019 for a description of the terms and condition of the call and put options.

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	(311,075)	(297,722)
Acquisition of NS Educação Ltda. (b)	(6,528)	(6,461)
Acquisition of Escola em Movimento (c)	(2,012)	(1,992)
Acquisition of Nave à Vela (d)	(31,777)	(30,946)
Acquisition of Positivo (e)	(888,010)	(879,111)
	(1,239,402)	(1,216,232)
Current	(143,089)	(117,959)
Non-current	(1,096,313)	(1,098,273)

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 15.5%. During the three-month period ended March 31, 2020, the Company recognized R$10,215 of interest. The amount payable is estimated based on realized EBITDA for the 2019 school year and projected EBITDA for 2020 school year. The first installment will be paid in the first half of 2020 and the second installment in the first half of 2021. The Company performed a review of previous operations projections, because it had a better visibility regarding next year’s contracts revenue with customers (ACV), and respective costs and expenses. Based on the new projected numbers for 2020, the accounts payable increased by R$6,834. See Note 25 for more information.

(b)	This amount was retained for any losses, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any losses, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 15.5%. During the three-month period ended March 31, 2020, the Company recognized R$1,065 of interest. The next tranche is payable on February 15, 2021, in this date Arco Ventures S.A. will acquire 24% interest, for the 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022, in this date Arco Ventures S.A. will acquire 25% interest, for 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt. Based on the new projected numbers for 2020 and 2021 school year, the accounts payable decreased by R$234.

(e)	The amount of the contract is updated by CDI and the Company the Company recognized R$8,899 of interest During the three-month period ended March 31, 2020.

14	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$4,502 during the three-month period ended March 31, 2020.

(b)	Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan. In 2019, all directors exercised their stock options.

As of March 31, 2020 and December 31, 2019, there were no outstanding share options. There was no stock options expense for the three-month period ended March 31, 2020.

International School plan

There were no share options granted, forfeited, exercised and expired for the three-month period ended March 31, 2020.

The share options vest on January 1, 2020 and the compensation expense recognized for the International School Plan in the statement of income (loss) for the three-month period ended March 31, 2020 was R$ 2.

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with the Company's subsidiaries, which will be available for sale by the beneficiaries annually, on their anniversary dates. The related compensation expense will be recognized over according to the following schedule.

Final vesting date	Quantity of stocks
28/09/2019	197,951
30/06/2020	3,086
28/09/2020	214,509
28/09/2021	214,509
28/09/2022	16,557
Total	646,612

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, it will be considered as non-compliance with the “vesting” condition, not being a cancellation of the plan but a “forfeiture”. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements from the grant date until March 31, 2020:

Number of share options
Outstanding at December 31, 2019	337,185
Granted	62,837
Estimated forfeited	(2,981)
Outstanding at March 31, 2020	397,041

The total compensation expense for the three-month period ended March 31, 2020, including taxes and social charges, was R$15,958, (R$8,907 of principal and R$7,051 of taxes and contributions) net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares outstanding	Average fair value at grant date	Average fair value of the unit
30/04/2019	542,760	310,515	68,800	126.76
30/06/2019	1,543	1,450	319	206.66
30/06/2019	1,543	1,450	274	177.71
15/10/2019	37,929	23,769	7,593	200.18
23/01/2020	13,000	12,220	2,788	214.48
02/03/2020	36,673	34,473	8,762	238.93
04/03/2020	13,164	13,164	3,346	254.21
Total	646,612	397,041	91,882

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

15	Loans and financing

	Interest rate	Maturity	March 31, 2020	December 31, 2019
			(unaudited)
Bank loan	100% CDI + 0.7% pa	October/2020	100,497	98,561
Bank loan	100% CDI + 0.7% pa	December/2020	196,764	-
Bank loan	8.1% pa	March/2022	2,019	-
			299,280	98,561
Current			298,069	98,561
Non-current			1,211	-

On February 17, 2020, Nave à Vela, a Company’s subsidiary, entered into a loan agreement in the amount of R$2,000 for working capital, to be settled in 21 installments from July 2020 to March 2022.

On March 23, 2020, the Company increased its borrowings under a loan contract by R$200,000. This loan is repayable in a single installment due in December 2020 and is classified as short-term in the consolidated financial statements. The loan is secured by guarantee letter through a chattel mortgage of Positivo's shares. Financing arranged by Company is not subject to compliance with any financial covenants.

Set out below the movements during the period:

March 31, 2020
(unaudited)
Balance at beginning of the period	98,561
Additions	202,000
Loan cost	(3,075)
Interest expense	1,794
Balance at end of period	299,280

16	Equity

Share capital

As of March 31, 2020, and December 31, 2019, Arco’s share capital is represented by 54,939,088 common shares of par value of US$ 0.00005 each, comprised by 27,400,848 Class B common shares and 27,538,240 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

17	Earnings per share (EPS)

Basic

Basic EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	March 31, 2020 (unaudited)			March 31, 2019 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit attributable to equity holders of the parent	1,915	1,906	3,821	13,903	16,938	30,841
Weighted average number of common shares outstanding (thousand)	27,538	27,401	54.939	22,640	27,658	50,298
Effects of dilution from:
Share-based compensation plan (thousands)	397	-		859	-

Basic earnings per share - R$	0.07	0.07		0.61	0.61
Diluted earnings per share - R$	0.07	0.07		0.59	0.59

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Educational content	278,717	128,905
Other	2,184	-
Deductions:
Taxes	(297)	-
Returns and discounts	(19,025)	(11,850)
Net revenue	261,579	117,055

	March 31, 2020			March 31, 2019
			(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	220,145	39,250	259,395	99,150	17,905	117,055
Other	538	1,646	2,184	-	-	-
Total net revenue from contracts with customers	220,683	40,896	261,579	99,150	17,905	117,055
Timing of revenue recognition
Transferred at a point in time	220,683	40,896	261,579	99,150	17,905	117,055
Total net revenue from contracts with customers	220,683	40,896	261,579	99,150	17,905	117,055

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 6,168 and R$ 1,653 for the three-month periods ended March 31, 2020 and 2019, respectively.

19	Expenses by nature
	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Content providing	43,442	11,208
Operations personnel	5,398	2,323
Inventory reserves	2,106	2,228
Freight	6,491	3,094
Depreciation and amortization	7,392	2,543
Other	2,391	473
Cost of sales	67,220	21,869

Sales personnel	38,007	19,472
Depreciation and amortization	18,093	3,095
Sales & marketing	8,327	3,070
Customer support	15,109	7,010
Allowance for doubtful accounts	6,168	1,653
Real estate rentals	211	563
Other	1,985	1,272
Selling expenses	87,900	36,135

Corporate personnel	22,011	12,437
Third party services	20,264	4,058
Real estate rents	400	578
Travel expenses	1,727	569
Tax expenses	1,727	723
Software licenses	1,035	189
Share-based compensation plan	15,960	137
Depreciation and amortization	3,190	1,602
Other	469	539
General and administrative expenses	66,783	20,832

Total	221,903	78,836

The increase in expenses for the three months ended March 31, 2020 compared to the same period of the previous year, is due to the inclusion of companies acquired in 2019 as mentioned in note 4 of the consolidated financial statements as of December 31, 2019.

20	Finance result
	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Income from financial investments	928	12,063
Changes in fair value of financial investments (a)	1,426	278
Changes in fair value of derivative instruments (b)	4,205	3,449
Foreign exchange gains	1,023	312
Interest income	1,199	-
Other	606	854
Finance income	9,387	16,956

Changes in fair value of derivative instruments (b)	(4,259)	(5,369)
Changes in accounts payable to selling shareholders (Note 13)	(6,600)	-
Financial discounts granted	(1,300)	(1,066)
Bank fees	(1,145)	(1,080)
Foreign exchange loss	(281)	-
Interest on acquisition of investments (c)	(20,266)	(7,524)
Interest lease liabilities	(732)	(395)
Other	(3,756)	(1,047)
Finance costs	(38,339)	(16,481)

Finance result	(28,952)	475

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

21	Income taxes

(a) Reconciliation of income taxes expense

	March 31, 2020	March 31, 2019
	(unaudited)	(unaudited)
Profit before income taxes	10,430	41,561
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (expense) at statutory rates	(3,546)	(14,131)

Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(240)	(167)
Effect of presumed profit of subsidiaries (b)	561	4,738
Other (additions) exclusions, net	(3,384)	(1,160)
	(6,609)	(10,720)

Current	(32,188)	(18,252)
Deferred	25,579	7,532
Income taxes benefit (expense)	(6,609)	(10,720)

Effective rate	63.4%	25.8%

(a)	Refers to the effect of 34% on the share of profit of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2019	Recognized in profit or loss	As of March 31, 2020
			(unaudited)
Deferred tax assets
Tax losses carryforward	16,283	10,367	26,650
Temporary differences
Financial instruments – call options on equity method investments	106,729	7,250	113,979
Tax benefit from tax deductible goodwill	14,888	(1,004)	13,884
Other temporary differences	29,325	419	29,744
Share base compensation	7,960	4,972	12,932
Amortization of intangible assets	6,673	5,040	11,713
Total deferred tax assets	181,858	27,044	208,902
Deferred tax liabilities
Financial instruments – put options on equity method investments	(23,873)	(1,429)	(25,302)
Other temporary differences	(1,237)	(36)	(1,273)
Total deferred tax liabilities	(25,110)	(1,465)	(26,575)
Deferred tax assets (liabilities), net	156,748	25,579	182,327
Deferred tax assets	156,748		182,327
Deferred tax liabilities	-		-

As of March 31, 2020, the Company had unrecognized deferred income tax assets in the amount of R$ 387 (December 31, 2019: R$ 1,382) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)            Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)           Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of March 31, 2020, none of our customers individually represented more than 5% of our total revenue.

	Three-month period ended March 31, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	220,683	40,896	261,579	-	261,579
Cost of sales	(59,245)	(7,975)	(67,220)	-	(67,220)
Gross profit	161,438	32,921	194,359	-	194,359
Selling expenses	-	-	-	-	(87,900)
General and administrative expenses	-	-	-	-	(66,783)
Other income, net	-	-	-	-	412
Operating profit	-	-	-	-	40,088
Finance income	-	-	-	-	9,387
Finance costs	-	-	-	-	(38,339)
Share of loss of equity-accounted investees	-	-	-	-	(706)
Profit before income taxes	-	-	-	-	10,430
Income taxes expense	-	-	-	-	(6,609)
Profit for the period	-	-	-	-	3,821

Other disclosures
Depreciation and amortization	26,550	2,125	28,675	-	28,675
Investments in associates and joint ventures	60,543	-	60,543	-	60,543
Capital expenditures	16,468	2,968	19,436	-	19,436

	Three-month period ended March 31, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	99,150	17,905	117,055	-	117,055
Cost of sales	(19,685)	(2,184)	(21,869)	-	(21,869)
Gross profit	79,465	15,721	95,186	-	95,186
Selling expenses	(29,136)	(6,999)	(36,135)	-	(36,135)
Segment profit	50,329	8,722	59,051	-	59,051
General and administrative expenses	-	-	-	-	(20,832)
Other income, net	-	-	-	-	3,359
Operating profit	-	-	-	-	41,578
Finance income	-	-	-	-	16,956
Finance costs	-	-	-	-	(16,481)
Share of loss of equity-accounted investees	-	-	-	-	(492)
Profit before income taxes	-	-	-	-	41,561
Income taxes expense	-	-	-	-	(10,720)
Profit for the period	-	-	-	-	30,841

Other disclosures
Depreciation and amortization	6,698	542	7,240	-	7,240
Investments in associates and joint ventures	11,370	-	11,370	-	11,370
Capital expenditures	13,189	1,096	14,285	-	14,285

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the three-month periods ended March 31, 2020 and 2019.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
March 31, 2020 (unaudited)
Total assets	3,294,834	162,609	3,457,443	(24,581)	3,432,862
Total liabilities	1,793,636	56,269	1,849,905	(24,581)	1,825,324
December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
March 31, 2020 (unaudited)
Cash and cash equivalents	-	72,991	72,991
Financial investments	434,112	330,597	764,709
Trade receivables	-	343,973	343,973
Financial instruments – call options on equity method investments	31,850	-	31,850
Related parties	-	16,291	16,291
Other assets	-	8,459	8,459
	465,962	772,311	1,238,273

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	-	48,900	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments – call options on equity method investments	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	534,530	479,458	1,013,988

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
March 31, 2020 (unaudited)
Trade payables	-	47,159	47,159
Financial instruments – put options on equity method investments	29,899	-	29,899
Accounts payable to selling shareholders	342,852	896,550	1,239,402
Lease liabilities	-	24,488	24,488
Loans and financing	-	299,280	299,280
	372,751	1,267,477	1,640,228

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments – put options on equity method investments	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 24.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the three-month periods ended March 31, 2020 and 2019 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (loss of R$ 54 and gain of R$ 1,866 for the three-month periods ended in March 31, 2020 and 2019, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	March 31, 2020	December 31, 2019
		(unaudited)
Financial assets
Financial investments	Level 2	434,112	498,584
Derivative financial instruments	Level 3	31,850	35,946

Financial liabilities
Derivative financial instruments	Level 3	29,899	33,940
Accounts payable to selling shareholders	Level 3	342,852	328,668

As of March 31, 2020, and December 31, 2019, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended March 31, 2020 and 2019.

Recurring fair value measurements	Financial instruments – call options on equity method investments (assets)	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2018	26,630	(25,097)	(174,410)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Interest expense	-	-	(6,554)
Gains (loss) recognized in statement of income	(5,369)	3,449	-
As of March 31, 2019 (unaudited)	21,261	(21,594)	(180,964)

As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(6,600)
Interest expense	-	-	(11,280)
Gains (loss) recognized in statement of income	(4,096)	4,041	-
As of March 31, 2020 (unaudited)	31,850	(29,899)	(342,852)

(iv) Transfers between levels 2 and 3

During the three-month periods ended March 31, 2020 and 2019, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of March 31, 2020.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;
•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2020.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of March 31, 2020 and December 31, 2019, was as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Cash and cash equivalents (Note 3)	2,171	23,346
Financial investments (Note 4)	2,162	1,629

The Company does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of March 31, 2020 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of March 31, 2020 of R$ 5.1981 per US$ 1.00;
•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 5.7179; and
•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 4.6783.

The table below set forth the sensitivity analysis as of March 31, 2020, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 834 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.1981	Exchange rate: R$ 5.7179	Exchange rate: R$ 4.6783
Finance income (costs)		R$ 433	R$ (433)

The Company ensures that its net exposure is maintained at an acceptable level in accordance with the policies and limits defined by the Management and is monitoring the possible impacts of the COVID-19 pandemic.

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

March 31, 2020 (unaudited)	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	47,159	-	-	-	47,159
Lease liabilities	-	1,809	4,965	17,714	-	24,488
Loans and financing	-	-	298,069	1,211	-	299,280
Financial instruments – put options on equity method investments	-	-	-	29,899	-	29,899
Accounts payable to selling shareholders	-	127,175	15,914	1,096,313	-	1,239,402
	-	176,143	318,948	1,145,137	-	1,640,228

The Company does not expect to have a significant impact on liquidity and cash flow resulting from the COVID-19 pandemic and reinforces its commitment to resource management to maintain its schedule of commitments, not generating liquidity risks for the Company and its subsidiaries.

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

As a result of the COVID-19 pandemic, the Company is individually assessing customer demands. The Company has taken steps to ensure the continued strength of its financial position. In order to mitigate the impact to the credit risk the Company has been monitoring the amounts receivable more intensively, as well as intensifying the collection of receivables.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of March 31, 2020 the CDI rate was 2.70%.

As of March 31, 2020 the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

March 31, 2020 (unaudited)	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	70,820	191	(191)
Financial investments	762,547	2,059	(2,059)
Accounts payable to selling shareholders	888,010	2,398	(2,398)
Related parties	14,980	40	(40)
Loans and financing	299,280	819	(819)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each period to account for any changes to it, as disclosed in Note 23. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to our continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

Changes in liabilities arising from financing activities

	December 31, 2019	Cash flows	Other	March 31, 2020
				(unaudited)
Leases	25,857	(2,779)	1,410	24,488
Loans and financing	98,561	198,925	1,794	299,280
Total	124,418	196,146	3,204	323,768

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of EBITDA discounted to present value for the acquisition of the remaining interest of International School as described in note 13.

Sensitivity analysis

As of March 31, 2020, the Company’s management estimated two scenarios of the rates at +10% and -10% of revenue and +5% and -5% of Weighted Average Capital Cost (WACC), whose premises are used in the calculation of debt. The table below shows a summary of the scenarios estimated:

	Revenue change	Revenue change
	10%	-10%
Effect on purchase obligation	23,022	(23,022)

	WACC change	WACC change
	5%	-5%
Effect on purchase obligation	8,680	(8,680)

25	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2018	-	17	114	131
Additions	-	209	145	354
Reversals	-	(104)	(130)	(234)
Balance at December 31, 2019	-	122	129	251
Additions	35	-	-	35
Reversals	-	-	(2)	(2)
Balances at March 31, 2020 (unaudited)	35	122	127	284

As of March 31, 2020, the Company was party to lawsuits classified as possible losses totaling R$ 6,634 (R$ 7,209 as of December 31, 2019), as shown below:

	March 31, 2020	December 31, 2019
	(unaudited)
Civil (a)	6,411	6,113
Labor (b)	223	1,096
Total	6,634	7,209

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration is purporting to assert the non-controlling shareholder’s rights related to the calculation of the purchase price under the Investment Agreement; however, due to its early stage, it is not possible to confirm which claims will be asserted.

Due to the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate. Thus, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount payable to the non-controlling shareholder upon the exercise of the put option and discounted to present value. The provision is calculated based on the realized EBITDA for the school year of 2019 (first installment) and the projected EBITDA for school year of 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first installment would be paid in the first half of 2020 and the second installment in the first half of 2021. The Company performed a review of previous operations projections, and based on the new projected numbers, the liability increased by R$ 6,834 in 2020 and was recorded as financial expense as described in note 13a. During the three-month period ended March 31, 2020, the Company recognized R$ 10,215 of interest related to the liability.

The Company’s review of previous operations projections as described above was performed with no change to the accounting criteria applied to prior financial periods. The operation projections may vary in subsequent financial periods depending on the application of the agreement and the outcome of the arbitration, and the final basis of calculation of its financial liability and will be updated accordingly in its financial statements for future financial periods.

26	Transactions not involving cash

The Company carried out the non-cash activities in the three-month period ended March 31, 2020, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period as described in Note 10.

27	Subsequent events

Restricted Stock Units – RSU

On April 3, 2020, one beneficiary exercised 3,182 shares units, net of taxes, pursuant to the Restricted Shares Grant Plan, with unit value of R$296.64.

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